UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

QUALITY DISTRIBUTION INC.

______________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock

_____________________________________________________________________________________________________________________

(Title of Class Securities)

74756M102
_________________________________

(CUSIP Number)

January 22, 2015

_______________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:**

☑ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

** Moab Capital Partners, LLC and Michael M. Rothenberg are filing this Schedule 13G pursuant to Rule 13d-1(b). Moab Partners, L.P. is filing this Schedule 13G pursuant to Rule 13d-1(c).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 74756M102

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Moab Capital Partners, LLC 20-4093001
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [¤]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,509,123
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,509,123
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,509,123
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) IA

Page3 of 11

CUSIP No. 74756M102

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Moab Partners, L.P. 20-4092810
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [¤]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,410,859
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,410,859
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,859
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.02%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74756M102

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael M. Rothenberg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [¤]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
number of shares beneficially owned by each reporting person with	5	Sole Voting Power 1,509,123
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,509,123
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,509,123
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.37%
12	Type of Reporting Person (See Instructions) IN, HC

Page5 of 11

Item 1.	(a)	Name of Issuer
Quality Distribution Inc.

	(b)	Address of Issuer’s Principal Executive Offices
4041 Park Oaks Boulevard, Suite 200
Tampa, Florida 33610

Item 2.	(a)	Name of Person Filing
This Schedule 13G is being filed on behalf of Moab Capital Partners, LLC (“Moab LLC”); Moab Partners, L.P. (“Moab LP”); and Mr. Michael M. Rothenberg (each, a “Reporting Person”).

	(b)	Address of Principal Business office or, if None, Residence
For each Reporting Person,
15 East 62nd Street
New York, New York 10065

	(c)	Citizenship
Moab LLC is a Delaware limited liability company
Moab LP is a Delaware limited partnership
Mr. Rothenberg is a United States citizen

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
74756M102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

	(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).*

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	[X]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).**

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[_]	Group in accordance with § 240.13d-1(b)(ii)(J).

* Moab LLC is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

** Mr. Rothenberg is a control person of Moab LLC in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership

For each Mr. Rothenberg and Moab LLC:

(a) Amount beneficially owned: 1,509,123
(b) Percent of class: 5.37%*
(c) Number of shares to which the Mr. Rothenberg and Moab LLC have:

(i) Sole power to vote or to direct the vote: 1,509,123
(ii) Shared power to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,509,123
(iv) Shared power to dispose or to direct the disposition of: 0

For Moab LP:

(a) Amount beneficially owned: 1,410,859
(b) Percent of class: 5.02%*
(c) Number of shares to which the Moab LP has:

(i) Sole power to vote or to direct the vote: 1,410,859
(ii) Shared power to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,410,859
(iv) Shared power to dispose or to direct the disposition of: 0

* The Company's quarterly report filed on November 6, 2014 indicated that the total number of shares of Common Stock outstanding was 28,059,053 as of November 3, 2014.

The reported shares of the issuer’s Common Stock (the “Shares”) are owned directly by Moab LP and a separate account managed by Moab LLC on a discretionary basis. Moab LLC, in its capacity as investment adviser to Moab LP and the separate account, may be deemed to be the beneficial owner of the Shares, as in its capacity as investment adviser it has the power to dispose of, direct the disposition of, and vote the Shares.

Michael M. Rothenberg is an owner and a Managing Member of Moab LLC. As a control person of Moab LLC, Mr. Rothenberg may be deemed to beneficially own the Shares. Pursuant to Rule 13d-4, Michael M. Rothenberg and Moab LLC each disclaim beneficial ownership of the securities owned by Moab LP and the separate account.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [_]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2015

Moab Partners, L.P.

By: Moab GP, LLC,
its General Partner

By: Moab Capital Partners, LLC,
its Managing Member

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg

Michael M. Rothenberg

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: January 29, 2015

Moab Partners, L.P.

By: Moab GP, LLC,
its General Partner

By: Moab Capital Partners, LLC,
its Managing Member

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

Moab Capital Partners, LLC

By: /s/ Michael M. Rothenberg
Michael M. Rothenberg, Managing Director

/s/ Michael M. Rothenberg

Michael M. Rothenberg